Exhibit 99.1

Stratasys Releases Fourth Quarter and Full Year 2025 Financial Results
•Fourth quarter revenue of $140.0 million, compared to $150.4 million in the prior year period
•Fourth quarter GAAP net loss of $18.9 million, or $0.22 per diluted share
•Fourth quarter Non-GAAP net income of $6.2 million, or $0.07 per diluted share
•Full year revenue of $551.1 million, compared to $572.5 million in 2024
•Full year GAAP net loss of $104.3 million, or $1.28 per diluted share
•Full year Non-GAAP net income increased to $12.7 million, or $0.15 per diluted share, over prior year $4.2 million or $0.06, respectively
•Fourth quarter positive operating cash flow of $4.8 million
•Full year positive operating cash flow of $15.1 million
•Strong balance sheet with $244.5 million cash, equivalents and short-term deposits and no debt at year-end 2025
•Fourth quarter Adjusted EBITDA of $9.2 million, 6.6% of revenue
•Full year Adjusted EBITDA grew 9.6% to $28.5 million, 5.2% of revenue, compared to $26.0 million, 4.5% of revenue in 2024
•Provides 2026 outlook
MINNETONKA, Minn. & REHOVOT, Israel - (BUSINESS WIRE) - March 5, 2026 - Stratasys Ltd. (Nasdaq: SSYS), a leader in polymer 3D printing solutions, today announced financial results for the fourth quarter and full year 2025.
Dr. Yoav Zeif, Stratasys' Chief Executive Officer, stated, “Our fourth quarter performance caps a year in which we successfully maintained our operational discipline and delivered solid cash flow generation, demonstrating the resilience that distinguishes Stratasys. We generated 37.5% of our revenues from manufacturing applications, up from 25% in 2020, and made meaningful progress building on the foundational infrastructure of our highest-value use-cases, as we continued to improve our position in aerospace and defense, automotive tooling, dental, and medical applications.”
Dr. Zeif continued, “As we enter 2026, we do so with proven operational excellence, strategic clarity, and the technology portfolio to capitalize on the inevitable return of customer spending. Our commitment to innovation remains unwavering, supported by continued R&D investment and strategic partnerships that provide complete end-to-end solutions. Combined with our strong balance sheet, this positions us to capitalize on inorganic opportunities that we continue to explore, to sustain our technology leadership through strategic investments that will define the next era of digital manufacturing. The stage is set for sustained growth, as customers achieve measurable operational improvements and increase their utilization in true production-scale manufacturing for mission-critical applications.”
Summary - Fourth Quarter 2025 Financial Results Compared to Fourth Quarter 2024:
•Revenue of $140.0 million compared to $150.4 million.
•GAAP gross margin of 36.8%, compared to 46.3%.
•Non-GAAP gross margin of 46.3%, compared to 49.6%.
•GAAP operating loss of $20.8 million, compared to an operating loss of $9.7 million.
•Non-GAAP operating income of $4.1 million, compared to operating income of $9.4 million.
•GAAP net loss of $18.9 million, or $0.22 per diluted share, compared to a net loss of $41.9 million, or $0.59 per diluted share.
•Non-GAAP net income of $6.2 million, or $0.07 per diluted share, compared to net income of $8.5 million, or $0.12 per diluted share.
•Adjusted EBITDA of $9.2 million, compared to $14.5 million.
•Cash provided by operating activities of $4.8 million, compared to $7.4 million.
Summary - 2025 Financial Results Compared to 2024:
•Revenue of $551.1 million compared to $572.5 million.
•GAAP gross margin of 41.2%, compared to 44.9%.
•Non-GAAP gross margin of 46.9%, compared to 49.2%.
•GAAP operating loss of $72.5 million, compared to an operating loss of $85.7 million.
•Non-GAAP operating income of $8.3 million, compared to operating income of $4.9 million.
•GAAP net loss of $104.3 million, or $1.28 per diluted share, compared to a loss of $120.3 million, or $1.70 per diluted share.
•Non-GAAP net income of $12.7 million, or $0.15 per diluted share, compared to net income of $4.2 million, or $0.06 per diluted share.
•Adjusted EBITDA of $28.5 million, compared to $26.0 million.
•Cash generated by operating activities of $15.1 million, compared to $7.8 million.
Financial Outlook:
Based on current market conditions and assuming that the impacts of global inflationary pressures, relatively high interest rates, increased tariffs and other supply chain costs do not impede economic activity further, the Company is providing the following outlook for 2026, which includes an assumption of $17 million of combined adverse impact from exchange rates and tariffs relative to 2025:
•Full year revenue growing to $565 million to $575 million, improving sequentially through the year.

•Based on current logistics and materials costs, full year non-GAAP gross margins of 46.7%-47.1%, including approximately $7 million of adverse impact from tariffs and foreign exchange rates relative to 2025.
•Full year non-GAAP operating expenses ranging from $260 million to $262 million, including approximately $10 million of adverse impact from changes in foreign exchange rates.
•Full year non-GAAP operating margins in a range of 0.7% to 1.5%.
•GAAP net loss of $83 million to $67 million, or ($0.95) to ($0.76) per diluted share.
•Non-GAAP net income of $8 million to $12.5 million, or $0.09 to $0.14 per diluted share.
•Adjusted EBITDA of $25 million to $30 million, reflecting Adjusted EBITDA margin of 4.5% to 5.0%.
•Capital expenditures of $20 million to $25 million.
•Expects to generate positive operating cash flow subject to uncertainty around foreign exchange rates and tariffs.
Appropriate reconciliations between historical GAAP and non-GAAP financial measures, as well as between the GAAP and non-GAAP financial measures included in our financial outlook for 2026, are provided in the tables at the end of our press release and slide presentation, with itemized detail concerning the non-GAAP financial measures. [We have not included, however, guidance for GAAP gross margin or a reconciliation of our guidance for non-GAAP gross margins to the most directly comparable GAAP financial measure (i.e., GAAP gross margin), as we are unable to do so without unreasonable effort or with reasonable certainty from a quantitative perspective.]
Stratasys Ltd. Fourth Quarter 2025 Webcast and Conference Call Details
The Company plans to webcast its conference call to discuss its fourth quarter and full-year 2025 financial results on Thursday, March 5, 2026, at 8:30 a.m. (ET).
The investor conference call will be available via live webcast on the Stratasys Web site at investors.stratasys.com, or directly at the following web address:
https://event.choruscall.com/mediaframe/webcast.html?webcastid=E1fXyUKp
To participate by telephone, the U.S. toll-free number is 877-407-0619 and the international dial-in is +1-412-902-1012. Investors are advised to dial into the call at least ten minutes prior to the call to register. The webcast will be available for six months at investors.stratasys.com, or by accessing the above-provided web address.
Stratasys is leading the global shift to additive manufacturing with innovative 3D printing solutions for industries such as aerospace, automotive, consumer products, healthcare, fashion and education. Through smart and connected 3D printers, polymer materials, a software ecosystem, and parts on demand, Stratasys solutions deliver competitive advantages at every stage in the product value chain. The world’s leading organizations turn to Stratasys to transform product design, bring agility to manufacturing and supply chains, and improve patient care.
To learn more about Stratasys, visit www.stratasys.com, the Stratasys blog, X/Twitter, LinkedIn, or Facebook. Stratasys reserves the right to utilize any of the foregoing social media platforms, including the Company’s websites, to share material, non-public information pursuant to the SEC’s Regulation

FD. To the extent necessary and mandated by applicable law, Stratasys will also include such information in its public disclosure filings.
Stratasys is a registered trademark and the Stratasys signet is a trademark of Stratasys Ltd. and/or its subsidiaries or affiliates. All other trademarks are the property of their respective owners.
Cautionary Statement Regarding Forward-Looking Statements
The statements in this press release regarding Stratasys' strategy, and the statements regarding its projected future financial performance, including the financial guidance concerning its expected results for 2026 and beyond, are forward-looking statements reflecting management's current expectations and beliefs. These forward-looking statements are based on current information that is, by its nature, subject to rapid and even abrupt change. Due to risks and uncertainties associated with Stratasys' business, actual results could differ materially from those projected or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: the extent of our success at introducing new or improved products and solutions that gain market share; the extent of growth of the 3D printing market generally; the global macro-economic environment, including the impact of increased import tariffs that have been imposed by the U.S. and other countries; global trends involving inflation, interest rates, economic activity and currency exchange rates, and their impact on the additive manufacturing industry, our company and our customers, in particular; changes in our overall strategy, including as related to any restructuring activities and our capital expenditures; the impact of potential shifts in the prices or margins of the products that we sell or services that we provide, including due to a shift towards lower margin products or services; the impact of competition and new technologies; potential further charges against earnings that we could be required to take due to impairment of additional goodwill or other intangible assets; the extent of our success at successfully consummating and integrating into our existing business acquisitions or investments in new businesses, technologies, products or services; the potential adverse impact of global interruptions and delays involving freight carriers and other third parties on our supply chain and distribution network; global market, political and economic conditions, and in the countries in which we operate in particular; potential adverse effects of Israel’s recent preemptive or retaliatory wars against Iran and its sponsored terrorist organizations Hamas (in Gaza), Hezbollah (in Lebanon), and, intermittently, the Houthis (in Yemen); costs and potential liability relating to litigation and regulatory proceedings; risks related to infringement of our intellectual property rights by others or infringement of others' intellectual property rights by us; the extent of our success at maintaining our liquidity and financing our operations and capital needs; the impact of tax regulations on our results of operations and financial condition; and those additional factors referred to in Item 3.D “Key Information - Risk Factors”, Item 4, “Information on the Company”, Item 5, “Operating and Financial Review and Prospects,” and all other parts of our Annual Report on Form 20-F for the year ended December 31, 2025, to be filed with the U.S. Securities and Exchange Commission, or SEC, on or about the date hereof (the “2025 Annual Report”). Readers are urged to carefully review and consider the various disclosures made throughout our 2025 Annual Report and the Reports of Foreign Private Issuer on Form 6-K that attach Stratasys’ unaudited, condensed consolidated financial statements and its review of its results of operations and financial condition, for the quarterly periods throughout 2026, which have been or will be furnished to the SEC throughout 2026, and our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects. Any guidance provided, and other forward-looking statements made, in this press release are provided or made (as applicable) as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Use of Non-GAAP Financial Measures
The non-GAAP data included herein, but not limited, which excludes certain items as described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our company in gauging our results of operations. Our management utilizes these non-GAAP measures to enable us to assess our financial results (i) on an ongoing basis after excluding mergers, acquisitions and divestments related expense or gains and reorganization-related charges or gains, and legal provisions, (ii) excluding non-cash items such as share-based compensation expenses, acquired intangible assets amortization, including intangible assets amortization related to equity method investments, impairment of long-lived assets and goodwill, revaluation of our investments and the corresponding tax effect of those items, (iii) for certain non-GAAP measures, after eliminating the impact of changes attributable to currency exchange rate fluctuations, and (iv) after excluding changes in revenues solely attributable to divestitures of former subsidiary companies. The items eliminated as part of our calculation of our non-GAAP financial measures either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the statement of operations, as assessed by management. Our non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between the GAAP and non-GAAP bases upon which we present our results and financial outlook is provided in the tables below.

Yonah Lloyd
CCO & VP Investor Relations
Yonah.Lloyd@stratasys.com
Source: Stratasys Ltd.

Stratasys Ltd.

Consolidated Balance Sheets
(U.S. $ in thousands, except share data)
	December 31, 2025	December 31, 2024
ASSETS
Current assets
Cash and cash equivalents	$94,527	$70,200
Short-term bank deposits	150,000	80,500
Accounts receivable, net of allowance for credit losses of $4,145 and $3,058 as of December 31, 2025 and 2024, respectively	160,478	152,979
Inventories	145,238	179,809
Prepaid expenses	5,500	7,630
Other current assets	26,241	21,843

Total current assets	581,984	512,961
Non-current assets
Property, plant and equipment, net	192,566	184,379
Goodwill	101,599	99,082
Other intangible assets, net	95,842	106,253
Operating lease right-of-use assets	25,417	32,169
Long-term investments	63,104	80,205
Other non-current assets	13,252	14,697

Total non-current assets	491,780	516,785

Total assets	$1,073,764	$1,029,746

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$43,021	$44,977
Accrued expenses and other current liabilities	34,284	39,749
Accrued compensation and related benefits	31,304	29,206
Deferred revenues - short-term	47,835	46,347
Operating lease liabilities - short-term	6,597	6,935

Total current liabilities	163,041	167,214
Non-current liabilities
Deferred revenues - long-term	19,062	19,057
Deferred income taxes	312	507
Operating lease liabilities - long-term	19,903	25,155
Contingent consideration - long-term	5,353	4,933
Other non-current liabilities	23,193	19,889

Total non-current liabilities	67,823	69,541

Total liabilities	$230,864	$236,755

Commitments and contingencies (see note 11)

Equity
Ordinary shares, NIS 0.01 nominal value, authorized 180,000 thousands shares; 86,376 thousands shares and 71,982 thousands shares issued at December 31, 2025 and 2024, respectively; 86,110 thousands shares and 71,716 thousands shares outstanding at December 31, 2025 and 2024, respectively	$242	$202
Treasury shares at cost, 266 thousands shares at December 31, 2025 and 2024	(1,995)	(1,995)
Additional paid-in capital	3,275,344	3,123,024
Accumulated other comprehensive loss	(6,197)	(8,031)
Accumulated deficit	(2,424,494)	(2,320,209)
Total equity	842,900	792,991

Total liabilities and equity	$1,073,764	$1,029,746

Stratasys Ltd.

Consolidated Statements of Operations
(U.S. $ in thousands, except per share data)	Three Months Ended December 31,		Twelve Months Ended December 31,
	2025	2024	2025	2024

Revenues
Products	$97,622	$105,035	$380,269	$391,917
Services	42,378	45,324	170,833	180,541
	140,000	150,359	551,102	572,458
Cost of revenues
Products	60,782	53,587	206,475	197,807
Services	27,757	27,083	117,341	117,835
	88,539	80,670	323,816	315,642

Gross profit	51,461	69,689	227,286	256,816

Operating expenses
Research and development, net	18,030	24,785	77,304	99,142
Selling, general and administrative	54,192	54,604	222,471	243,335
	72,222	79,389	299,775	342,477

Operating loss	(20,761)	(9,700)	(72,489)	(85,661)

Financial income, net	2,971	176	10,386	1,676

Loss before income taxes	(17,790)	(9,524)	(62,103)	(83,985)

Income tax expenses	1,062	653	3,082	2,973

Share in losses of associated companies and impairment charges	—	31,766	39,100	33,325

Net loss	$(18,852)	$(41,943)	$(104,285)	$(120,283)

Net loss per share - basic and diluted	$(0.22)	$(0.59)	$(1.28)	$(1.70)

Weighted average ordinary shares outstanding - basic and diluted	85,671	71,406	81,602	70,858

Stratasys Ltd.

	Reconciliation of GAAP to Non-GAAP Results of Operations
		Three Months Ended December 31,
		2025	Non-GAAP	2025	2024	Non-GAAP	2024
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$51,461	$13,393	$64,854	$69,689	$4,866	$74,555
	Operating income (loss) (1,2)	(20,761)	24,853	4,092	(9,700)	19,144	9,444
	Net income (loss) (1,2,3)	(18,852)	25,034	6,182	(41,943)	50,462	8,519
	Net income (loss) per diluted share (4)	$(0.22)	$0.29	$0.07	$(0.59)	$0.71	$0.12

(1)	Acquired intangible assets amortization expenses		4,749			4,496
	Non-cash share-based compensation expenses		772			198
	Restructuring and other expenses		7,872			172
			13,393			4,866

(2)	Acquired intangible assets amortization expenses		1,198			1,153
	Non-cash share-based compensation expenses		5,516			2,856
	Restructuring and other related costs		1,263			5,275
	Revaluation of investment		—			4,697
	Contingent consideration		436			(9,148)
	Net loss from sale of investment		—			4,760
	Legal and other expenses		3,047			4,685
			11,460			14,278
			24,853			19,144

(3)	Corresponding tax effect		558			535
	Equity method related expenses and impairment		—			30,910
	Finance income		(377)			(127)
			$25,034			$50,462

(4)	Weighted average number of ordinary shares outstanding - Diluted	85,671		86,311	71,406		71,740

Stratasys Ltd.

		Twelve Months Ended December 31,
		2025	Non-GAAP	2025	2024	Non-GAAP	2024
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$227,286	$31,097	$258,383	$256,816	$24,948	$281,764
	Operating income (loss) (1,2)	(72,489)	80,820	8,331	(85,661)	90,594	4,933
	Net income (loss) (1,2,3)	(104,285)	117,000	12,715	(120,283)	124,520	4,237
	Net income (loss) per diluted share (4)	$(1.28)	$1.43	$0.15	$(1.70)	$1.76	$0.06

(1)	Acquired intangible assets amortization expenses		18,280			18,576
	Non-cash share-based compensation expenses		3,045			3,072
	Restructuring and other expenses		9,772			3,300
			31,097			24,948

(2)	Acquired intangible assets amortization expenses		4,121			5,847
	Non-cash share-based compensation expenses		21,229			22,546
	Restructuring and other related costs		5,494			17,419
	Revaluation of investments		2,208			6,597
	Contingent consideration		1,724			(7,595)
	Net loss from sale of investment		—			4,760
	Legal and other expenses		14,947			16,072
			49,723			65,646
			80,820			90,594

(3)	Corresponding tax effect		1,015			1,267
	Equity method related expenses and impairment		36,245			31,262
	Finance expenses (income)		(1,080)			1,397
			$117,000			$124,520

(4)	Weighted average number of ordinary shares outstanding - Diluted	81,602		82,301	70,858		71,177

Stratasys Ltd.

Reconciliation of GAAP net loss to Adjusted EBITDA

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2025	2024	2025	2024
	U.S. $ in thousands		U.S. $ in thousands
Net loss	$(18,852)	$(41,943)	$(104,285)	$(120,283)
Financial income, net	(2,971)	(176)	(10,386)	(1,676)
Income tax expenses	1,062	653	3,082	2,973
Share in losses of associated companies and impairment charges	—	31,766	39,100	33,325
Depreciation expenses	5,190	5,033	20,738	21,030
Amortization expenses	5,954	5,649	22,435	24,423
Non-cash share-based compensation expenses	6,288	3,054	24,274	25,618
Revaluation of investments	—	4,697	2,208	6,597
Net loss from sale of investment	—	4,760	—	4,760
Contingent consideration	436	(9,148)	1,724	(7,595)
Legal and other expenses	3,915	4,685	15,935	16,072
Restructuring and other expenses	8,155	5,447	13,695	20,719
Adjusted EBITDA	$9,177	$14,477	$28,520	$25,963

Stratasys Ltd.

Reconciliation of GAAP Net Loss to Non-GAAP Net Income Forward Looking Guidance:
Fiscal Year 2026
(U.S. $ in millions, except per share data)	Low		High

GAAP net loss	$(83)	to	$(67)

Adjustments
Share-based compensation expenses	$24	to	$26
Intangible assets amortization expenses	$23	to	$25
Reorganization and other	$31	to	$37
Tax expenses related to Non-GAAP adjustments	$2	to	$3

Non-GAAP net income	$8	to	$13

GAAP loss per share	$(0.95)	to	$(0.76)

Non-GAAP diluted earnings per share	$0.09	to	$0.14

Reconciliation of GAAP Net Loss to Adjusted EBITDA Forward Looking Guidance:
Fiscal Year 2026
(U.S. $ in millions, except per share data)	Low		High

GAAP net loss	$(83)	to	$(67)

Adjustments
Share-based compensation expenses	$24	to	$26
Intangible assets amortization expenses	$23	to	$25
Reorganization and other	$31	to	$37
Tax expenses related to Non-GAAP adjustments	$2	to	$3
Other non-operating income	$(4)	to	$(4)
Depreciation	$21	to	$21

Adjusted EBITDA	$25	to	$30

Stratasys Ltd.

Reconciliation of GAAP Operating Loss to Non-GAAP Operating Income Forward Looking Guidance:
Fiscal Year 2026
(U.S. $ in millions, except per share data)	Low		High

GAAP operating loss	$(84)	to	$(69)
GAAP operating margins	(15)%	to	(12)%

Adjustments
Share-based compensation expenses	$24	to	$26
Intangible assets amortization expenses	$23	to	$25
Reorganization and other	$31	to	$37

Non-GAAP operating profit	$4	to	$8.5
Non-GAAP operating margins	0.7%	to	1.5%